State of Texas	
County: Montgomery	$3,500,000.00 USD

Bill of Sale of Property

IN CONSIDERATION OF the sum of $3,500,000.00 USD, plus any applicable sales taxes, under a financial services agreement the receipt of which consideration is acknowledged, iServiceGlobe, Inc. of 182 N Wimberly Way, The Woodlands TX 77478 (the 'Seller'), SELLS AND DELIVERS to Social Chains, Inc. of 12808 W. Airport Blvd. Suite 270 J Sugar Land TX 77478 (the 'Purchaser'), the following property (the 'Property'):
Social Media Platform.

The Seller warrants that (1) the Seller is the legal owner of the Property; (2) the Property is free from all liens and encumbrances; (3) the Seller has full right and authority to sell and transfer the Property; and (4) the Seller will warrant and defend the title of the Property against any and all claims and demands of all persons.

The Property is being sold in an 'as is' condition and the Seller expressly disclaims all warranties, whether expressed or implied, including but not limited to, any implied warranty of merchantability or fitness for a particular purpose. Further, the Seller disclaims any warranty as to the condition of the Property. The Seller does not assume, or authorize any other person to assume on the behalf of the Seller, any liability in connection with the sale of the Property. The Seller's above disclaimer of warranties does not, in any way, affect the terms of any applicable warranties from the manufacturer of the Property.

The Purchaser has been given the opportunity to inspect the Property or to have it inspected and the Purchaser has accepted the Property in its existing condition. This Bill of Sale will be construed in accordance with and governed by the laws of the State of Texas.

iServiceGlobe, Inc. Sold to the Social Media Platform with all its rights to Social Chains, Inc. under the financial assistance agreement with Social Chains, Inc.

SIGNED, SEALED, AND DELIVERED

this 10th day of September, 2018 in the presence of:



_____

(Signature of Witness)

WITNESS DETAILS:

Name: Hubert Vaz-Nayak

Address:26 Palmer Crest Spring TX

_____

Radha (Radha Vudumula)

iServiceGlobe, Inc.

(Seller)

_____

Srini Katta

Social Chains, Inc.

(Purchaser)